ty 3/6/15

15046400

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 20052

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Church,Gregory,Adams Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

658 Clairemont Avenue
(No. and Street)

Decatur (City) Georgia (State) 30030 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

D. Bruce Church 404/378-4515
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldman & Company, CPA's P.C.
(Name – *if individual, state last, first, middle name*)

316 Alexander St. Suite 4 (Address) Marietta (City) Georgia (State) 30060 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2015
REGISTRATIONS BRANCH

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

d 3/9/15

OATH OR AFFIRMATION

I, D. Bruce Church, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Church, Gregory, Adams Securities Corporation of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANNA D TREY-BRYSON
NOTARY PUBLIC
GWINNETT COUNTY, GEORGIA
MY COMMISSION EXPIRES:
JUNE 9, 2018

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHURCH, GREGORY ADAMS SECURITIES CORPORATION

TABLE OF CONTENTS

goldman & COMPANY, CPAs

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Church, Gregory, Adams Securities Corporation
Decatur, Georgia

We have audited the accompanying financial statements of Church, Gregory, Adams Securities Corporation (a Georgia corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Church, Gregory Adams Securities Corporation's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Church, Gregory, Adams Securities Corporation as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of Church, Gregory Adams Securities Corporation's financial statements. The supplemental information is the responsibility of Church, Gregory Adams Securities Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Goldman & Company, CPAs, PC
Marietta, GA
February 4, 2015

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

CHURCH, GREGORY, ADAMS SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION

Exhibit A

		December 31, 2014
ASSETS		
Cash & Cash Equivalents (Including $19,808 in money market funds)	$	53,361
Securities Owned at Fair Value (Note C)	$	129,997
Receivable from Clearing Organization	$	-
Furniture, Fixtures and Equipment, Less Accumulated Depreciation of $8,784	$	-
TOTAL ASSETS	$	183,358
LIABILITIES AND SHAREHOLDER'S EQUITY		
LIABILITIES		
Commissions Payable	$	4,800
Deferred Tax (Note D)	$	5,318
TOTAL LIABILITIES	$	10,118
SHAREHOLDER'S EQUITY (EXHIBIT C)		
Common Stock - $1 par Value, 50,000 Shares Authorized, 19.800 Shares Issued and Outstanding	$	19,800
Retained Earnings	$	153,440
TOTAL SHAREHOLDER'S EQUITY	$	173,240
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	183,358

The Accompanying Notes are an Integral Part of these Financial Statements

CHURCH, GREGORY, ADAMS SECURITIES CORPORATION
STATEMENT OF OPERATIONS

Exhibit B

		Year Ended December 31, 2014
REVENUE		
Commission and advisory income	$	99,148
Unrealized gain on securities owned	$	7,301
Interest and dividend income	$	2,833
Total Revenue	$	109,282
COSTS AND EXPENSES		
Compensation	$	57,800
Occupancy	$	24,828
Communications	$	7,185
Other	$	8,276
Total Costs and Expenses	$	98,089
Income Before Income Tax Provision	$	11,193
Income Tax Expense (Note D)	$	1,647
Net Income	$	9,546

The Accompanying Notes are an Integral part of these Financial Statements.

Exhibit C

CHURCH, GREGORY, ADAMS SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

	Common Shares	Stock Amount	Retained Earnings	Shareholder's Equity
BALANCE - December 31, 2013	19,800	$ 19,800	$ 143,894	$ 163,694
Net Income			$ 9,546	$ 9,546
BALANCE - December 31, 2014	19,800	$ 19,800	$ 153,440	$ 173,240

The Accompnaying Notes are an Integral part of these Financial Statements.

CHURCH, GREGORY, ADAMS SECURITEIS CORPORATION
STATEMENT OF CASH FLOWS

Exhibit D

		December 31, 2014
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	9,546
Adjustments to Reconcile net Income to		
Net Cash Provided (Used) in Operating Activities:		
Commissions Receivable	$	98
Deferred Tax	$	1,647
Commission Payable	$	4,800
Unrealized appreciation on securities owned	$	(7,301)
NET CASH PROVIDED BY OPERATING ACTIVITIES	$	8,790
NET INCREASE IN CASH AND CASH EQUIVALENTS	$	8,790
CASH AT BEGINNING OF YEAR	$	44,571
CASH AT END OF YEAR	$	53,361

The Accompnaying Notes are an Integral part of these Financial Statements.

CHURCH, GREGORY, ADAMS SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014

NOTE A—DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNT POLICIES

Description of Business: Church, Gregory, Adams Securities Corporation (the "Company") was formed October 8, 1975, primarily for the purpose of qualifying and operating as a broker-dealer of limited partnership interests in real estate partnerships and other securities. The company is registered with the Securities and Exchange Commission and various states' securities commissions and is a member of FINRA. Pursuant to this registration, the Company must maintain minimum net capital of $50,000 and is not authorized to hold securities or funds for customers.

Basis of Accounting: The Company prepares its financial statements on the accrual basis of accounting in accordance with the accounting principles generally accepted in the United States.

Revenue Recognition: Commission and advisory income is recognized when the terms of the sale of investment products and services to customers are substantially complete.

Cash and Cash Equivalents: Cash and cash equivalents include cash on hand and money investments. For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days.

Securities Owned: Securities owned are carried at fair value in accordance with FASB ASC 820, fair value measurement.

Realized gains and losses on dispositions are based on the net proceeds and the adjusted book value of the securities sold, using the specific identification method. Unrealized gains and losses on marketable securities are based on the difference between cost basis and fair value of each security.

Fair Value: The Company classifies its investment assets in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, *Fair Value Measurements*. FASB ASC 820 establishes a hierarchy of inputs to fair value measurements as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities

Level 2 – Inputs that derived principally from or corroborated by observable market data.

Level 3 – Inputs that are unobservable and significant to the overall fair value measurement.

All of the Company's investments are common stocks of publicly traded companies and are considered Level 1 investments.

NOTE A – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (Continued)

Furniture and Office Equipment: Furniture and Office Equipment are recorded at cost and depreciated over a five year estimated useful life using accelerated methods.

Customer Concentrations: Three customers represent 88% of total assets under management.

Income Taxes: The Company has elected to be taxed under the C Corporation rules of the Internal Revenue Code and accounts for income taxes using the assets and liability method in accordance with FASB ASC 740, *Accounting for Income Taxes.*

Management does not believe there are any uncertain tax positions as defined by the FASB ASC 740, *Accounting for Income Taxes.* The company could be subject to income tax examinations for its U.S. Federal tax filings for the current year and previous filings for tax years 2013, 2012 and 2011 still open under the statute of limitations.

Deferred taxes at December 31, 2014 arise primarily from differences in income using the cash basis of accounting for the tax return and generally accepted accounting for book income. The Company also has net operating loss carryforwards. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled.

The above mentioned differences result in deferred income taxes. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Values of Financial Instruments: Financial instruments are reported at values which the Company believes are not significantly different from fair value. The company believes no significant credit risk exists with respect to any of its financial instruments.

Clearing Agreement: In January 2003, the Company entered into an agreement with J.P. Morgan Clearing with a piggyback arrangement with Northeast Securities, Inc., an independent broker-dealer, to provide clearing, execution, and data processing services. The Company operated under this clearing agreement for the 1st three quarters of 2014. The clearing agreement was terminated effective the 4th Quarter 2014 and the Company no longer clears securities transactions on a fully disclosed basis.

NOTE A—DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (Continued)

Deferred Taxes

The amount of current and deferred tax payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. The company recognizes and measures its unrecognized tax benefit in accordance with FASB ASC 740, Income Taxes. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires change.

The components of income tax provision are as follows:

	2014		
	Total	Deferred	Current
Federal	$1235	$1235	$-
State	$412	$412	$-
	$1647	$1647	$-

Deferred Tax Liabilities as of December 31, 2014 consist of the following: Deferred Tax Liability arising from unrealized gains on investment $5,318.

Date of Management Review: The company management has evaluated events and transactions from potential recognition or disclosure in the financial statements through February 4, 2015, the date as of which the financial statements were available to be issued.

NOTE B – RELATED PARTY TRANSACTIONS

The company occupies office space which is owned by an affiliate and has an agreement with the affiliate, whereby it reimburses overhead expenses to the affiliate on a pro rata basis. During 2014, the Company paid occupancy related expenses on behalf of the affiliate in the amount of $10,500 in lieu of office rent.

The Company periodically accrues and pays commissions to its owner on a discretionary basis. Amounts paid to the owner during 2014 aggregated $57,800.

NOTE C – SECURITIES OWNED

At December 31, 2014, securities owned consisted of publicly traded common stocks with a fair value of $129,997 a cost of $103,408 and an unrealized gain of $26,589.

As of December 31, 2014, the Company had Federal and Georgia net operating loss carryforwards that may be used to offset future taxable income of approximately $2,005. The loss carryforwards are due to expire in the year 2034.

NOTE E – NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as define, shall not excess 15 to 1. At December 31, 2014 the Company had net capital of $146,689 which was $96,689 in excess of its required net of $50,000. The Company's ratio of aggregate indebtedness to net capital was .0689758 to 1 at December 31, 2014.

SCHEDULE 1

CHURCH, GREGORY, ADAMS SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
(Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934
December 31, 2014

Computation of Net Capital:		
Total Stockholder's Equity from Balance Sheet	$	173,240
Less non-allowable assets	$	-
Net capital before haircuts and undue concentrations	$	173,240
Less haircuts on money market funds	$	(396)
Less haircuts on marketable securities	$	(19,500)
Less undue concentrations on marketable securities	$	(6,655)
Net Capital	$	146,689
Computation of Aggregate Indebtedness:		
Liabilities	$	10,118
Percent of aggregate indebtedness to net capital		6.90%
Basic Net Capital Requirement:		
Net Capital (above)	$	146,689
Minimum net capital requirement	$	50,000
Excess net capital	$	96,689

*Note: There are no material differences between the preceding computation and the companies corresponding unaudited part II of Form X-17a-5 as of December 31, 2014.

SCHEDULE II

CHURCH, GREGORY, ADAMS SECURITIES CORPORATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES & EXCHANGE COMMISSION

The Company is exempt from compliance with Rule 15c3-3 of The Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule, all transactions with and for customers are cleared on a fully disclosed basis with a clearing member, which carries all customer accounts and maintains and preserves all books and records pertaining thereto. The Company does not carry security accounts for customers or performs custodial functions relating to customer securities. The Company was in compliance with the conditions of the exemption during the year ended December 31, 2014.

SCHEDULE III

CHURCH, GREGORY, ADAMS SECURITIES CORPORATION
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule. The company did not maintain possession or control of any customer funds or securities.

goldman & COMPANY, CPAs

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Church, Gregory, Adams Securities Corporation

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report, in which Church, Gregory, Adams Securities Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which Church, Gregory, Adams Securities Corporation claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(i) (the "exemption provisions") and (2) Church, Gregory, Adams Securities Corporation stated that Church, Gregory, Adams Securities Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Church, Gregory, Adams Securities Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Church, Gregory, Adams Securities Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph k(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Goldman & Company CPAs PC
Marietta, GA
February 4, 2015

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

CHURCH, GREGORY, ADAMS SECURITIES CORPORATION

EXEMPTION REPORT

YEAR ENDED DECEMBER 31, 2014

We, as members of management of Church, Gregory, Adams Securities Corporation (the Company) are responsible for complying with 17 C.F.R 240.17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of 17 C.F. R 240.17a-5 and the exemption provisions in 17 C.F.R. 240.15c3-3: (k) (the "exemption provisions". Based on this evaluation we make the following statements to the best knowledge and belief of the Company:

1. We identified the following provisions of 17 C.F. R 15c3-3(k) under which the Company claimed an exemption from 17 C.F. R 240.15c3-3: (k)(2)(i).

2. We met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2014 without exception.

The Company is exempt from the provisions of 17 C.F.R 240.15c3-3 of the Securities Exchange Act of 1934 (pursuant to paragraph (k)(2)(i) of such Rule) as the Company carries no margin accounts and does not hold funds or securities for, or owe money or securities to, customers.

Church, Gregory, Adams Securities Corporation

D. Bruce Church, President

Date: February 4, 2015